787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 13, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

Attention: Chad Eskildsen, Staff Accountant

100 F Street, N.E.

Washington, DC 20549

Re:	Ares Dynamic Credit Allocation Fund, Inc. (“ARDC”), File No. 811-22535
Ares Multi-Strategy Credit Fund, Inc. (“ARMF”), File No. 811-22812

Dear Mr. Eskildsen:

On behalf of ARDC and ARMF (each, a “Fund” and together, the “Funds”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”), the Funds’ responses to the comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ryan Brizek of Willkie Farr & Gallagher LLP on February 3, 2015 regarding the Funds’ Shareholder Reports on Form N-SAR and Form N-CSR filed with the Commission.  The Staff’s comments are described below and have been summarized to the best of our understanding.  We have discussed the Staff’s comments with representatives of the Funds.  The Funds’ responses to the Staff’s comments are set out immediately under the restated comment.  Unless otherwise indicated, defined terms used herein have the meanings set out in the Shareholder Reports.

Comment No. 1:                             The audit letter included in the Form N-SAR filing for each Fund on December 29, 2014 and December 30, 2013 does not include the name or signature of the Funds’ independent accountant.  Related to this:  (i) please confirm that each Fund maintains a signed copy of each audit letter; and (ii) please file amended N-SARs for each period to include an audit letter with the signature of the independent accountant.

Response:                                                                Each Fund confirms that it maintains a signed copy of each audit letter.  Amended N-SARs for the fiscal years ended October 31, 2013 and October 31, 2014 were filed for each Fund on February 6, 2015 to include the signature of the independent accountant on the audit letter.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2:                             Note 6 to the Funds’ financial statements for the fiscal year ended October 31, 2014.  Please explain why the costs for administrative services provided by Ares Capital Management II LLC (the “Adviser”) and its affiliates to the Funds (“Administrative Costs”) during the fiscal years ended October 31, 2013 and October 31, 2014 were not disclosed in the Funds’ financial statements for the 2013 and 2014 fiscal years.  We note that, although the Adviser has agreed not to seek reimbursement for Administrative Costs prior to November 1, 2014 for ARDC and until October 31, 2015 for ARMF, the Adviser will have the right to be reimbursed for Administrative Costs in future fiscal years.  Please address Section 6-07(2)(g) of Regulation S-X in your response.

Response:                                                                As noted in the notes to the Funds’ financial statements, in addition to advisory services, the Adviser and its affiliates provide certain administrative services to the Funds at the request of the Funds. For ARDC, the Adviser has the right to be reimbursed for such costs, provided that no such reimbursement was payable by the Funds in respect of costs of the Adviser or its affiliates incurred prior to November 1, 2014. For ARMF, the Adviser has the right to be reimbursed for such costs, but has contractually agreed until October 31, 2015 to not seek reimbursement from ARMF for these costs.  Consequently, during the fiscal years ended October 31, 2013 and October 31, 2014, the Adviser was contractually prohibited from seeking reimbursement for any administrative services provided by the Adviser or its affiliates to the Funds.  When the Funds prepared their financial statements for the 2013 and 2014 fiscal years, a determination was made that these agreements by the Adviser to not seek reimbursement from the Funds for administrative services rendered during the applicable period do not reduce fees for services provided to the Funds because there is no administrative fee to be reduced.  The Funds’ independent registered public accounting firm, Ernst & Young LLP, agreed with this approach.  Once the Adviser is permitted to seek reimbursement from a Fund for the cost of administrative services provided by the Adviser and its affiliates to the Fund (the current 2015 fiscal year for ARDC and starting November 1, 2015 for ARMF), the amount of any such reimbursement paid by a Fund to the Adviser will be reflected in the Fund’s financial statements.

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If you have any questions concerning the Application or the responses provided above, please contact the undersigned at (212) 728-8865.

Sincerely,

/s/ Ryan P. Brizek

Ryan P. Brizek

Enclosure

cc:                                Sunny Parmar

Daniel J. Hall, Esq.

P. Jay Spinola, Esq.